UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

hhgregg Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42833L108

(CUSIP Number)

Dennis L. May,  c/o Steven K. Humke, Ice Miller LLP  One American Square, Suite 2900, Indianapolis, IN 46282  Phone : (317) 236-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42833L108

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
May Dennis L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,139,182

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,139,182

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,139,182

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.1%

14	TYPE OF REPORTING PERSON
IN

The aggregate percentage of shares of Common Stock reported as owned by Mr. May herein is based upon 27,707,978 outstanding shares of Common Stock as of January 25, 2016, as reported in hhgregg's Form 10-Q for the quarterly period ended December 31, 2015 filed with the Securities and Exchange Commission on January 28, 2016.

Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.0001 per share (the “Common Stock”), of hhgregg, Inc., a Delaware corporation (“hhgregg” or the “Company”). The principal executive offices of the Company are located at 4151 East 96th Street, Indianapolis, Indiana 46240.

Item 2.	Identity and Background

(a)	The name of the reporting person in this statement is Dennis L. May.

(b)	The business address of Mr. May is 998 Summer Hill, Carmel, IN 46032.

(c)	Mr. May currently serves as the Chairman of the Board of Directors of Hopebridge Pediatric Specialists, an outpatient services provider for children requiring behavioral diagnosis and applied behavioral analysis, physical, occupational, feeding, and speech treatments in both home and school settings. The principal business address for Hopebridge Pediatric Specialists is 1949 Elizabeth Street, Kokomo, IN 46902.

(d)	During the last five years, Mr. May has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. May has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. May is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Company’s initial public offering, Mr. May held 1,111,418 shares of Common Stock. Personal funds of Mr. May were used to acquire 13,334 shares of Common Stock upon the exercise of stock options at a strike price of $5.85 per share on December 27, 2010. Mr. May acquired 7,168 and 7,262 shares of Common Stock upon the vesting of restricted stock units on June 2, 2014 and May 30, 2015, respectively.

Item 4.	Purpose of Transaction

Mr. May acquired the shares of Common Stock as a personal investment.

Mr. May may determine from time to time in the future, based on market and general economic conditions, the business affairs and financial conditions of the Company, the availability of securities at favorable prices and alternative investment opportunities available to him, and other factors that he may deem relevant, to acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise, or to sell some or all of the securities he now holds or hereafter acquires as set forth above or otherwise.

Except as stated in response to this Item 4, Mr. May has no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of Item 4 to the form Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer

(a)	The aggregate number of shares of Common Stock either held of record or beneficially owned by Mr. May represent approximately 4.1% of hhgregg’s outstanding Common Stock. The aggregate percentage of shares of Common Stock reported as owned by Mr. May herein is based upon 27,707,978 outstanding shares of Common Stock as of January 25, 2016, as reported in hhgregg's Form 10-Q for the quarterly period ended December 31, 2015 filed with the Securities and Exchange Commission on January 28, 2016.

(b)	Mr. May is the holder of record of 1,139,182 shares of Common Stock. Mr. May has sole voting and dispositive power over these shares.

(c)	On February 16, 2016, Mr. May resigned from his role as President and Chief Executive Officer and as a director of hhgreg. At that time Mr. May held vested options exercisable for a total of 393,200 shares of Common Stock. Under the terms of the applicable grants, such options remained exercisable for a period of 90 days after Mr. May’s departure from hhgreg. These options expired at 5:00 PM (EST) on May 16, 2016.

(d)	Not Applicable.

(e)	Mr. May ceased to be the beneficial owner of more than five percent of the outstanding Common Stock of hhgreg as of 5:00 PM (EST) May 16, 2016.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2016	/s/ Dennis L. May
Dennis L. May

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)